MACOM Announces Definitive Agreement
to Acquire AppliedMicro
November 21, 2016
Filed by MACOM Technology Solutions Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under
the Securities Exchange Act of 1934
Subject Company: AppliedMicro
Circuits Corporation
Commission File No: 000-23193

Company Confidential

Forward-Looking Statement Safe Harbor
and Use of Non-GAAP Financial Measures
This presentation contains forward-looking statements based on management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, statements concerning the AppliedMicro
transaction, including those regarding the potential date of closing of the transaction, the price of the transaction, the consideration used in the transaction, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, and any potential benefits and synergies, strategic plans, divestitures, restructuring, cost savings, accretion, revenue, margins, market share capture, competitive position, and financial and business expectations associated with the acquisition, as well as any other statements regarding our plans, beliefs or expectations regarding the transaction or its future business or financial results. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans,"
"potential,” "predicts," "projects," "seeks," "should," "will," "would" or similar expressions and the negatives of those terms.
Our forward-looking statements are subject to assumptions, risks and uncertainties, and are not guarantees of future results. Actual results may differ materially from the outcomes stated or implied by our forward-looking statements based on any assumptions and risk factors we may mention today or otherwise, including the factors set forth in the press release we issued today related to the AppliedMicro
acquisition, in the case of MACOM, our Annual Report on
Form 10-K filed with the SEC on November 17, 2016, and in the case of AppliedMicro, its Quarterly Report on Form 10-
Q filed with the SEC on November 2, 2016, along with any other information we or AppliedMicro file with the SEC,
which are publicly-available on the SEC's EDGAR database located at www.sec.gov. All projections in this presentation are made as of November 21, 2016 only, and neither MACOM nor AppliedMicro undertakes any obligation to update
any statements made herein at a later date.
We make references in this presentation to certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (GAAP) including non-GAAP revenue, non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS. These non-GAAP measures are provided to enhance the user’s overall understanding of the potential impact of the AppliedMicro transaction. We are unable to provide a
quantitative reconciliation of these non-GAAP measures to the most directly comparable GAAP measure because we cannot reliably forecast transaction, integration and other costs related to the AppliedMicro transaction, which are
difficult to predict and estimate.
Our fiscal year end is the Friday closest to September 30th. Fiscal year 2017 will be a 52-week year and the first quarter of fiscal year 2017 will have 13 weeks.

Company Confidential

Offer Information
The exchange offer for the outstanding shares of common stock of AppliedMicro described in this communication has
not yet commenced. This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that MACOM and its offering subsidiary,
Montana Merger Sub I, Inc. (“Offeror”), will file with the SEC.
Offeror plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; AppliedMicro plans to file a Recommendation Statement on
Schedule 14D-9 in connection with the offer; and MACOM plans to file a registration statement on Form S-4 that will serve as a prospectus for MACOM shares to be issued as consideration in the offer and merger. These documents will contain important information about MACOM, AppliedMicro
and the transactions. AppliedMicro
stockholders are urged
to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to AppliedMicro stockholders at no
expense to them and will also be available for free at the SEC's website at www.sec.gov. Additional copies may be obtained for free by contacting MACOM’s investor relations department at 949-224-3874 or AppliedMicro’s investor
relations department at 415-217-4962
In addition to the SEC filings made in connection with the transaction, each of MACOM and AppliedMicro files annual,
quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MACOM’s and AppliedMicro’s filings with the
SEC are also available to the public from commercial document-retrieval services and at the website maintained by the
SEC at http://www.sec.gov.

Company Confidential

>
Strategically and financially compelling transaction
>
Retaining highly complementary Connectivity business
>
Accelerates and expands breakout growth with Cloud Service Providers and Enterprise Network customers
>
Plan to divest well-positioned but non-strategic Compute business
MACOM to Acquire AppliedMicro

Company Confidential

Transaction Summary:
MACOM to Acquire AppliedMicro
MACOM to acquire AppliedMicro
(NASDAQ: AMCC)
–
Highly complementary Connectivity business servicing high growth Data Center market
–
Plan to divest non-strategic Compute business (known interested buyers)
Cash/stock offer of $8.36 per share of AppliedMicro
common stock, a 15.4% premium to
Friday’s closing AppliedMicro
share price
$3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro
~$770mm total consideration, or ~$688mm net of AppliedMicro’s
$82mm of net cash
Combination of ~$290mm of cash and ~10mm new shares
AMCC shareholders will own ~15% of MACOM pro forma for the transaction
Targeted close in first calendar quarter of 2017
Expected to enhance MACOM’s revenue growth as well as non-GAAP gross margin and operating margin
Expected to be accretive to non-GAAP EPS (fully diluted) in FY2017
AppliedMicro
NOLs can be utilized subject to Section 382 limitations
Transaction
Financing
Financial Impact
(1)
Timing
___________________________
Assumes transaction closes in first calendar quarter of 2017. Financials exclude Compute business and assumes targeted synergies achieved.
Price /
Consideration

Company Confidential

MACOM and AppliedMicro
Overview
LTM revenue: $544 million
LTM non-GAAP gross margin: 58%
Connectivity LTM revenue: $99 million
($165
million of LTM revenue including Compute business to
be divested)
Connectivity LTM non-GAAP gross margin
well in
excess of MACOM’s long term target operating model
Leadership in high performance analog and photonic
semiconductor components
Leadership in high-performance
mixed-signal
semiconductor components.
2.5G to
400G lasers, drivers, TIA, CDR, silicon
photonics and optical sub assemblies
100G to 400G PHYs
including MACSec
and single lambda
PAM-4
Sticky, value-added technologies including lasers,
amplifiers and silicon photonics, industry-leading
engineering competencies and long product lifecycles
Sticky, value-added technologies including SerDes, high
speed A/D and D/A, industry-leading engineering
competencies and long product lifecycles
R&D focused on high growth, high margin products using
compound semiconductor technologies
R&D focused on high growth, high margin products using
deep submicron SoC
technologies
Deep relationships with blue chip Telecommunications
and Aerospace/Defense customers
Deep relationships with blue chip Cloud Service Providers
and Enterprise Networking customers
NASDAQ: MTSI
NASDAQ: AMCC
___________________________
Note: LTM Non-GAAP financials as of 9/30/16

Company Confidential

Accelerates Breakout Growth in
Data Centers
Service Provider Networks
Metro/Long Haul
OTN
Framer, Mapper
MACsec
Secure Ethernet
Cisco ASR9k
Cisco NCS6k
Routers
Juniper MX3D
Coherent
Driver
TIA
Transport, DCI
Cisco ONS 15454
Nokia 1830
Infinera Cloud Xpress
Cloud Service Provider
Enterprise
Data Centers
Optical Modules
Arista 7500
Cisco Nexus 7K, ASR
SFP
QSFP
DC Switches & Routers
Facebook OCP
CFP Modules
PAM4
PHY
MACsec
Secure Ethernet
CDR, TIA, Laser Driver, Laser,
Silicon Photonics, OSA
OSA
___________________________
Note: CSP: Cloud Service Providers
Networking equipment models shown are for illustrative purposes, however we do have design wins in some of these

Company Confidential

APM Connectivity Increases MACOM’s Addressable
Market by Approximately $500million in 2019
Optical
Non-Optical
Addition of PHY enhances share capture across all content in Data Centers
MACOM
AppliedMicro
___________________________
Source: IHS; Yole,
AppliedMicro
and
MACOM
estimates
PAM4 PHY
$150mm
15%
Analog
$250mm
25%
Photonics
$250mm
25%
OTN / MACsec
$350mm
35%
Expected 2019 Available Market: $1B

MACOM

MACOM

applied micro

MACOM

Switch
TX0
TX1
TX2
TX3
25G
PAM4
PRISM
RX0
RX1
RX2
RX3
LD
LASER
100G λ
SMF
TIA
PD
100G / λ
Fiber

applied micro

MACOM

Switch
PAM4
AC
Driver
Laser
100G/λ
400G
De-Mux
TIA
PD
400G / 4λ
Fiber

applied micro

MACOM

Company Confidential

Completes Protocol Agnostic
“Switch to Fiber” Data Center Portfolio
CDR
TIA
Laser
Driver
Laser
Silicon
Photonics
OSA
25G, 100G
NRZ
Single Lambda
100G, 400G PAM4
SerDes
PAM4
DSP
A/D
D/A
TIA
Laser
Driver
Laser
Silicon
Photonics
OSA
Switch
Fiber
Cable
100G PAM4 Module
400G PAM4 CWDM Module
IEEE
standards
body
recommended
the
adoption
of single
lambda
PAM4
to
be
an
industry
standard
enabling
100G and 400G transceivers

Company Confidential

Highly Complementary Market and
Product Position
Immediately establishes incumbent position supplying strategic components to first tier
Cloud Service Providers and Enterprise Networking customers
Consistent
with
MACOM’s
differentiated,
high
growth
business
model
–
high
margins,
long product lifecycles and sticky customer relationships
Complements MACOM’s analog
and photonic business by adding mixed-signal
PHYs
Expands addressable market with high-growth, high-margin networking products and technologies
Expected to be accretive
to non-GAAP revenue
growth,
non-GAAP
gross margin, non-
GAAP
operating
margin
and
non-GAAP
EPS
in
FY17
(1)
+
___________________________
1.
Q2 FY17 non-GAAP financials exclude Compute business and assumes targeted synergies achieved applied
micro
X-Weave

SerDes

applied
micro
HeliX

applied
micro
X-Gene

Company Confidential

AppliedMicro
Business Overview
___________________________
Note: Figures based on Non-GAAP financials for quarter ending 9/30/16
1. Quarter ending 9/30/16 annualized
Connectivity
Strong Growth and High Margins
72%
of Revenue
49% of Opex
$40mm
Profitability
(1)
Market-leading product portfolio
•
OTN framers, mappers, PHYs
•
100G MACsec
PHY for secure Ethernet
communication
•
PAM4 single lambda 100, 200 and 400G PHYs
for datacenter
Adds key building blocks and core IP
•
Complementary to MACOM’s existing IP
–
SerDes
and high speed A/D, D/A
•
294 patents issued and
60 pending
Embedded Processing
Solid Cash Flow Business
Compute
Active Sale Process to Divest
27%
of Revenue
0% Opex
$22mm Profitability
(1)
1%
of Revenue
51% of Opex
$55mm
Loss
(1)
Transitioning from Power PC to ARM
Technology leadership
Strong design wins
Minimal operating expenses
Data Center
server processors
Three generations of proven technology leadership
X-Gene 3 taped out in October
Solid roadmap and customer engagements
Power PC
After the sale of the Compute business, the multiple paid for AMCC Connectivity is expected to be consistent with MTSI’s current multiple
Customer
IP
ADC
PLL
Expected to be accretive in FY 2017

MACOM

MACOM

apm applied micro

Agilent Technologies
ARRIS
FUJITSU
iridium
Everywhere
HARRIS
ITT
MOTOROLA
ERICSSON
NORTHROP GRUMMAN
NEC
OCLARO
Rockwell Collins
ROHDE&SCHWARZ
ViaSat
HUAWEI
ciena
ZTE中兴
NOKIA
infinera
cisco
JUNIPer
NETWORKS
facebook
Coriant
ARISTA
Google
amazon

Company Confidential 12 Combination Strengthens Relationships with Market Leaders and Expands Customer Base ASR9K NCS6K 15464 Cat6k 7500

Company Confidential

Key Takeaways
Expands addressable market
with high-growth, high-margin
portfolio
Aligns with core growth strategy
in networking and
optical markets
Enhances MACOM’s analog
business model –
high margins,
long lifecycles and sticky
customer relationships
Expected to be
immediately accretive
to non-GAAP
revenue
growth, non-GAAP gross
margin, non-GAAP operating margin
and
non-GAAP EPS
(1)
___________________________
1.
Assumes transaction closes in first calendar quarter of 2017. Non-GAAP financials exclude Compute business and assumes targeted synergies achieved.

Company Confidential

Boston
>
Wednesday, November 30
>
Time: 11:30 am –
1:00 pm
>
Boston
Harbor
Hotel

Rowes
Wharf
New York City
>
Thursday, December 1
>
Time: 11:30 am –
1:00 pm
>
Millennium Broadway Hotel 145 W 44th Street
San Francisco
>
Friday, December 2
>
Time: 11:30 am –
1:00 pm
>
InterContinental Hotel 888 Howard Street
Upcoming Roadshow
Please RSVP
ir@macom.com
Please RSVP
ir@macom.com
John Croteau
President, CEO
MACOM
Bob McMullan
SVP & CFO
MACOM
Preet Virk
SVP & GM,
Networks
MACOM
Paramesh
Gopi
President, CEO
AppliedMicro
Vivek
Rajgarhia
VP & GM, Lightwave
MACOM

Thank You